Exhibit 99.4

THOMSON REUTERS

CORPORATE GOVERNANCE GUIDELINES

ADOPTED EFFECTIVE

MARCH 4, 2015

TABLE OF CONTENTS

1.	GENERAL	1
2.	BOARD COMPOSITION	1
3.	BOARD RESPONSIBILITIES	4
4.	PRINCIPAL SHAREHOLDER	6
5.	CHAIRMAN	7
6.	DEPUTY CHAIRMAN	7
7.	LEAD INDEPENDENT DIRECTOR	7
8.	SECRETARY	7
9.	BOARD COMMITTEES	7
10.	BOARD AND COMMITTEE MEETINGS	8
11.	DIRECTOR COMPENSATION	10
12.	REIMBURSEMENT OF EXPENSES	11
13.	SHARE OWNERSHIP GUIDELINES	11
14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION	11
15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS	12
16.	PERFORMANCE ASSESSMENTS	12
17.	CODE OF BUSINESS CONDUCT AND ETHICS	12
18.	PROHIBITION ON PERSONAL LOANS	12
19.	INDEMNIFICATION AND INSURANCE	13
20.	CONFLICTS OF INTEREST	13
21.	TO CONTACT THE BOARD AND ITS COMMITTEES	13

THOMSON REUTERS

CORPORATE GOVERNANCE GUIDELINES

1.	GENERAL

The Board of Directors (the “Board”) of Thomson Reuters Corporation (the “Corporation”) believes that sound corporate governance practices are essential to the well-being of the Corporation and its subsidiaries (collectively, “Thomson Reuters”) and the promotion and protection of its shareholders’ interests. The Board oversees the functioning of Thomson Reuters governance system, in part, through the work of the Corporate Governance Committee.

The Board has adopted these guidelines, which reflect Thomson Reuters commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of Thomson Reuters as required under applicable law and stock exchange rules and requirements.

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters with a view to sustainable value creation for all shareholders. The Board seeks to ensure fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct by maintaining an appropriate system of corporate governance, internal control over financial reporting and disclosure controls and procedures. The Board believes that Thomson Reuters is best served by a board of directors that functions independently of management and that is informed and engaged.

The Corporate Governance Committee will review these guidelines annually, or more often if warranted, and recommend to the Board such changes as it determines necessary and appropriate in light of Thomson Reuters needs and legal, regulatory and other developments.

2.	BOARD COMPOSITION

(a)	Board Membership Criteria

The Corporate Governance Committee is responsible for assessing the need for new directors, the preferred experience and qualifications for new directors, and the skills and competencies that the Board, its committees, individual directors and candidates should possess. The Corporate Governance Committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents which would enhance the Board and overall management of the business and affairs of Thomson Reuters. Each director must have an understanding of Thomson Reuters principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to its principal competitors. Directors must be able to dedicate sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who change their principal occupation are expected to advise the Corporate Governance Committee and, if determined appropriate by the Corporate Governance Committee, resign from the Board.

(b)	Director Independence

The Board’s composition and procedures are designed to permit it to function independently from management and to promote and protect the interests of all shareholders. The Board believes that, except during periods of temporary vacancies, no fewer than half of its members should be independent.

The Board determines whether a director is independent. In determining independence, the Board relies on the applicable definitions in National Instrument 58-101 — Disclosure of Corporate Governance Practices and the New York Stock Exchange (“NYSE”) listing standards. Generally, an independent director means a director who has been affirmatively determined by the Board to have no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters provides services to, and receives services from, companies that some of the independent directors are affiliated with.

The Board reviews the independence of all directors on an annual basis and publicly discloses its determinations. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

(c)	Board Size

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members, and that its size may vary from time to time because of or in anticipation of retirements from the Board.

(d)	Term

All directors are elected or appointed until the next annual meeting of shareholders or until they resign or their successor is elected or appointed.

The Board does not believe it should establish term limits or mandatory retirement ages for its members as such limits may deprive Thomson Reuters and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into Thomson Reuters, its strategy and business operations.

(e)	Majority Voting Policy

If a director does not receive the support of a majority of votes cast at a meeting of shareholders (other than at contested meetings), the director must immediately tender his or her resignation, to be effective when accepted by the Board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, absent exceptional circumstances, and in any case, must make its decision within 90 days of the relevant meeting of shareholders. A director who tenders a resignation will not participate in any meeting of the Corporate Governance Committee or the Board at which the resignation is considered. The Board’s decision will be promptly announced by news release and provided to the Toronto Stock Exchange and if a resignation is not accepted, the news release will fully state the reasons for that decision.

(f)	Board Succession

The Corporate Governance Committee is responsible for maintaining a succession plan for the Board that is responsive to Thomson Reuters needs and the interests of its shareholders.

(g)	Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public or private companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board.

Directors must notify the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve, or being publicly reflected as a nominee to serve, on the board of another (i) public company or (ii) for-profit, private company that is not a family business. The director must indicate whether another director of the Corporation is also a member of the board of the other company.

As a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve (unless otherwise approved by the Corporate Governance Committee or its Chair).

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

3.	BOARD RESPONSIBILITIES

Directors have a duty to act honestly and in good faith with a view to the best interests of Thomson Reuters. In fulfilling its responsibilities, the Board is responsible for the following matters:

(a)	Appointment and Supervision of the Chief Executive Officer and Senior Management

The Board appoints and supervises the Chief Executive Officer and other members of Thomson Reuters senior management, approves their compensation and, as permitted by applicable law, delegates to senior management responsibility for the day-to-day operations of Thomson Reuters.

The Board will satisfy itself that a process is in place to provide for the development, evaluation and succession of the Chief Executive Officer and other members of senior management. The Board maintains a position description for the Chief Executive Officer.

The Board will satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management, including confirming that the Chief Executive Officer and other members of senior management maintain a culture of integrity throughout Thomson Reuters.

(b)	Strategic Planning and Risk Management

The Board will establish and maintain Thomson Reuters mission, values, long-term strategic goals, performance objectives and operational policies. In this regard, the Board will:

•	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	review and approve on an annual basis a business plan developed with management which includes rigorous but realistic goals;

•

approve strategic and operational policies within which management will operate in relation to capital expenditures, acquisitions and dispositions, disclosure and communications, finance and investment, risk management, human resources, internal control over financial reporting, disclosure controls and procedures and management information systems;

•	set annual corporate and management performance targets;

•

confirm that a system is in place to identify the principal risks facing Thomson Reuters and its businesses and that appropriate procedures and systems are in place to monitor, mitigate and manage such risks; and

•	confirm that processes are in place for Thomson Reuters and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters.

(c)	Financial Reporting and Management

The Board will:

•	review and oversee the integrity of Thomson Reuters with regard to its compliance with applicable audit, accounting and financial reporting requirements;

•	approve annual financial statements and related management’s discussion and analysis;

•	approve annual operating and capital budgets;

•	confirm the integrity of Thomson Reuters internal controls and management information systems;

•	approve Thomson Reuters dividend policy; and

•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)	Disclosure and Communications

The Board will satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders. In this regard, the Board will periodically review Thomson Reuters corporate disclosure policy and will confirm that a process is in place to disclose all material information in compliance with Thomson Reuters timely disclosure obligations and to prevent market abuse, whether by way of selective disclosure of material information to analysts, institutional investors, market professionals and others or otherwise.

(e)	Corporate Governance

The Board will:

•

develop Thomson Reuters approach to corporate governance, including establishing appropriate principles and guidelines relating to corporate governance that are specifically applicable to Thomson Reuters and practices to facilitate the Board’s independence;

•	establish committees and approve their respective charters and the limits of authority delegated to each committee;

•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees;

•	approve the nomination of directors;

•

review the adequacy and form of directors’ compensation to confirm that it is competitive and appropriately compensates directors for the responsibilities, time commitment and risks involved in being a director or a member of one or more Board committees, as applicable;

•	arrange for non-management directors to meet at least quarterly without management present and for independent directors to meet at least annually; and

•	ensure that sufficient funds are available for its effective operation and that of its committees.

(f)	Observance of Thomson Reuters Trust Principles

The Board will satisfy itself that Thomson Reuters observes and upholds the Thomson Reuters Trust Principles.

(g)	Approval of Certain Other Matters

The Board must itself approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares and matters relating to the adoption, repeal or amendment of the by-laws of the Corporation. The Board may also reserve to itself the right to approve certain matters notwithstanding the delegation to senior management of the authority to manage the business of Thomson Reuters.

4.	PRINCIPAL SHAREHOLDER

As of the date hereof, The Woodbridge Company Limited (“Woodbridge”), a private company that is the primary investment vehicle for members of the family of the late First Lord Thomson of Fleet, is the principal shareholder of the Corporation. Woodbridge’s primary investment is its investment in the Corporation. It actively monitors Thomson Reuters as a principal shareholder. In its involvement with Thomson Reuters, Woodbridge focuses principally on the following matters:

•	corporate governance, including the effectiveness of the Board;

•	the appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	the development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in the Corporation, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

5.	CHAIRMAN

The Board will in each year elect from among its members a Chairman who is not the Chief Executive Officer or otherwise a member of senior management.

The Chairman is principally responsible for overseeing the operations and affairs of the Board. The Board maintains a position description for the Chairman.

6.	DEPUTY CHAIRMAN

The Board may in each year elect from among its members one or more Deputy Chairmen who are not the Chief Executive Officer or otherwise members of senior management.

Any Deputy Chairman is responsible for assisting the Chairman in fulfilling his duties and for performing additional duties requested by the Board.

7.	LEAD INDEPENDENT DIRECTOR

The Board may in each year elect a Lead Independent Director from among its members who have been determined to be independent.

8.	SECRETARY

The Board will appoint an individual to act as the Secretary.

The Secretary is responsible for assisting the Chairman, any Deputy Chairman and the Lead Independent Director in managing the operations and affairs of the Board and for performing additional duties requested by the Chairman, any Deputy Chairman, the Lead Independent Director or the Board or any of its committees. The Secretary reports directly to the Chairman and any Deputy Chairman.

9.	BOARD COMMITTEES

(a)	General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Corporate Governance Committee and the Human Resources Committee.

(b)	Composition

All committees are comprised solely of directors who are not members of management and who are selected by the Board on the recommendation of the Corporate Governance Committee. Thomson Reuters believes it is appropriate for directors who are affiliated with Woodbridge to serve on committees apart from the Audit Committee and the Board has approved the Corporation’s reliance on the “controlled company” exemption in the NYSE listing standards to do so.

Members of the Audit Committee must be independent and are subject to the additional requirements that they may not (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from Thomson Reuters, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or (ii) be an “affiliated person” of Thomson Reuters (within the meaning of applicable law). Each member of the Audit Committee must be “financially literate” (within the meaning of applicable law).

In determining the independence of members of the Human Resources Committee who are not affiliated with Woodbridge, the Board shall also consider all factors specifically relevant to determining whether the director has a relationship to the Corporation that is material to that director’s ability to be independent from management in connection with the duties of a Human Resources Committee member, including, but not limited to, the source of the director’s compensation and whether the director is affiliated with the Corporation.

(c)	Chair

The Audit Committee, Corporate Governance Committee and the Human Resources Committee are each chaired by an independent director who is selected by the Board on the recommendation of the Corporate Governance Committee. The chair of each committee is responsible for determining the agenda, frequency and conduct of committee meetings. The Board maintains a position description for the committee chairs.

(d)	Charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Corporate Governance Committee and an update regarding the annual review is provided to the Board. Copies of each charter are posted on the Thomson Reuters website.

10.	BOARD AND COMMITTEE MEETINGS

(a)	Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of Thomson Reuters. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chairman, any Deputy Chairman, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the chair or any other member of the committee, the Chairman, any Deputy Chairman, the Chief Executive Officer or the Secretary.

Board meetings are held in a manner and at a location determined by the Chairman and meetings of each committee are held in a manner and at a location determined by the committee chair. The Board generally meets at least once a year at the offices of one of Thomson Reuters businesses so that directors may meet operating management and develop a deeper understanding of a particular business group.

(b)	Agenda

The Chairman establishes the agenda for each Board meeting in consultation with any Deputy Chairman, any Lead Independent Director, the other directors, the Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda or at any committee meeting raise subjects that are not on the agenda for the meeting.

(c)	Meetings of Non-Management and Independent Directors

To facilitate the Board’s independence, non-management directors meet as a group after each Board meeting without management present. Non-management directors may also meet without management present at such other times as appropriate. Any Deputy Chairman, any Lead Independent Director or the Chair of the Corporate Governance Committee will chair these meetings and inform management of their substance to the extent that action is appropriate or required. At least annually, the independent directors meet separately. Any Lead Independent Director (or if none has been elected, the Chair of the Corporate Governance Committee) chairs these meetings and informs the Chairman of the substance of these meetings to the extent that action is appropriate or required.

(d)	Distribution of Information

Information that is important to the Board’s understanding of the business and its meeting agenda is distributed to the Board before it meets. Sensitive subject matters may be discussed at a meeting without written materials being distributed in advance or at the meeting. The Board periodically receives reports on the operating activities of Thomson Reuters, as well as reports on certain non-operational matters, including corporate governance, insurance, pensions and treasury matters. Thomson Reuters maintains a secure intranet site for directors, which is used to distribute information and to foster communication among directors and between directors and Thomson Reuters senior management.

(e)	Preparation, Attendance and Participation

Each director is expected to prepare adequately for and attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone, teleconference, videoconference or telepresence.

(f)	Procedures

Procedures for Board meetings are determined by the Chairman unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

11.	DIRECTOR COMPENSATION

Compensation for directors of the Corporation is designed to attract and retain highly talented, committed and experienced directors. The Board believes that directors must be competitively compensated, taking into account the size and complexity of Thomson Reuters. The Corporate Governance Committee is responsible for reviewing directors’ compensation to ensure that it is competitive and consistent with the responsibilities, time commitment and risks associated with being an effective director and, to this end, periodically reviews directors’ compensation in the marketplace.

Non-management directors (other than the Chairman) are required to receive a specified portion of their annual retainer paid in deferred share units and they have the option to receive the remaining portion of their annual retainer in the form of deferred share units, common shares of the Corporation or cash (or a mix thereof). The mandatory equity component will be established by the Corporate Governance Committee. If a director elects to receive any portion of his or her annual retainer or other compensation in the form of common shares, the amount (net of withholding taxes) is used to buy common shares on the open market. If a director elects to receive deferred share units, units representing the value of the common shares are credited to the director’s account based on the market value of a share. Deferred share units are paid to the director following termination of Board service. Payment will be made in common shares or cash (net of withholding taxes) at the election of the director, based on the market value of the common shares. Deferred share units also accumulate additional units based on notional equivalents of dividends paid on the Corporation’s common shares. The Board believes that the Corporation’s director compensation arrangements further align the interests of directors with the interests of other shareholders.

The Chairman, any Deputy Chairman and any Lead Independent Director receive an annual retainer. The Chief Executive Officer does not receive additional compensation for serving as a director.

12.	REIMBURSEMENT OF EXPENSES

Directors are reimbursed by Thomson Reuters for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors. The Corporate Governance Committee periodically reviews expenses submitted for reimbursement.

13.	SHARE OWNERSHIP GUIDELINES

The Board believes that meaningful share ownership by directors and senior executive officers is in the best interest of Thomson Reuters because it further aligns the interests of directors and senior executive officers with those of its shareholders.

(a)	Directors

Directors are encouraged to hold common shares of the Corporation and/or deferred share units having a value equal to at least three times the amount of the annual directors’ retainer by the later of (i) five years from the date of their initial election or appointment to the Board and (ii) January 1, 2017.

(b)	Senior Executive Officers

The Chief Executive Officer is expected to hold common shares of the Corporation and/or deferred share units having a value equal to at least six times his or her annual base salary. The other senior executive officers of the Corporation are expected to hold common shares of the Corporation and/or deferred share units having a value equal to a multiple of their annual base salary depending on their position with the Corporation.

The Chief Executive Officer and the other executive officers of the Corporation do not have a deadline by which to meet the share ownership guidelines. They are, however, expected to retain a specified percentage of the common shares of the Corporation that they acquire (after applicable tax withholdings) through option exercises and the vesting of restricted share units until they have met the share ownership guidelines. The Chief Executive Officer is currently expected to retain 100% of the common shares of the Corporation that he or she acquires and the other executive officers of the Corporation are expected to retain 50% of the common shares of the Corporation that they acquire, until they meet the share ownership guidelines.

14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Thomson Reuters business, its corporate governance structure and related policies and information. New directors also have meetings with the Chairman, any Deputy Chairman, any Lead Independent Director, Chief Executive Officer and Chief Financial Officer and other executive officers, including the heads of Thomson Reuters major businesses. Early in their tenure, new directors are provided with the opportunity to visit major facilities and meet with operating management.

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. Directors may attend continuing education programs at Thomson Reuters expense.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

The Board has complete access to members of Thomson Reuters management and directors are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings.

In carrying out their duties, the Board and any of its committees may at any time retain an outside advisor at the expense of Thomson Reuters and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance.

16.	PERFORMANCE ASSESSMENTS

The Board, acting through the Corporate Governance Committee, annually reviews the effectiveness of the Board and each Board committee in fulfilling their responsibilities and duties. The form of the Corporate Governance Committee’s annual review and assessment may vary from year to year, but is designed to solicit constructive feedback on the performance of the Chairman, any Deputy Chairman, any Lead Independent Director, the chair of each of the Board committees and individual directors.

17.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Business Conduct and Ethics. The Board expects all directors, officers and employees of Thomson Reuters to conduct themselves in accordance with the highest ethical standards and to adhere to the Code. Any waiver of the Code for directors or executive officers may only be made by the Board or one of its committees and will be disclosed by Thomson Reuters to the extent required by law, regulation or stock exchange rules and requirements.

18.	PROHIBITION ON PERSONAL LOANS

Thomson Reuters does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

19.	INDEMNIFICATION AND INSURANCE

Directors are indemnified by the Corporation to the extent permitted by applicable laws and regulations.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

20.	CONFLICTS OF INTEREST

Each director is required to inform the Board of any potential or actual conflict of interest he or she may have with Thomson Reuters. A director who has a conflict of interest in a matter before the Board or a committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

To avoid potential conflicts of interest, a member of senior management of the Corporation may not serve on the board or as a trustee of a company or institution that employs a director of the Corporation.

21.	TO CONTACT THE BOARD AND ITS COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Secretary at:

Board of Directors of Thomson Reuters Corporation

c/o Deirdre Stanley, Executive Vice President, General Counsel and Secretary

Thomson Reuters Corporation

3 Times Square

New York, New York 10036

United States